

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 4, 2017

Phillip Schwartz
Chief Executive Officer
Entera Bio Ltd.
Kiryat Hadassah
Minrav Building - Fifth Floor
Jerusalem 9112002
Israel

      Re: Entera Bio Ltd.
          Amendment No. 1 to Draft Registration Statement on Form F-1
          Filed September 20, 2017
          CIK No. 0001638097

Dear Dr. Schwartz:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 10, 2017 letter.

Amendment No. 1 to Draft Registration Statement on Form F-1

Risk Factors
We may not be successful in our efforts to use and expand our drug delivery technology to other product candidates, page 22

1.   We note your response to our prior comment 6 and reissue in part. We note your statement in this risk factor that your synthesized PTH molecule has an established safety profile. Please remove statements suggesting that your product candidates are safe and

effective as approval by the FDA and other regulatory agencies is dependent on such agencies making this determination.

Preclinical and Clinical Development of EB612, page 85

2.   Please disclose how many possibly-related mild adverse events of anemia and nausea were reported and why you were not able to determine whether such events were drug-related.

Preclinical and Clinical Development of EB613, page 89

3.   Please disclose the number of participants that experienced the drug-related adverse events discussed in this section.

The Israeli Innovation Authority Grant, page 92

4.   We note your revised disclosure in response to prior comment 11 that you believe the UK agreement will not affect the royalty rates to be paid to the IIA. Please expand your disclosure to quantify the amount of the grants that you have received that could be payable to the IIA.

        You may contact Franklin Wyman at (202) 551-3660 or Mark Brunhofer at (202) 551-3638 if you have questions regarding comments on the financial statements and related matters. Please contact Ada D. Sarmento at (202) 551-3798 or Mary Beth Breslin at (202) 551-3625 with any other questions.

Division of Corporation Finance
Office of Healthcare & Insurance

cc: Sophia Hudson, Esq.